Mail Stop 3561

      	March 15, 2006


Via U.S. Mail

Louise M. Parent, Esq.
Executive Vice President and General Counsel
American Express Company
200 Vesey Street
New York, NY  10285

Re: 	American Express Credit Account Master Trust
	Amendment no. 3 to Registration Statement on Form S-3
	Filed March 13, 2006
	File Nos. 333-130508; 01-03

Dear Ms. Parent:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Base Prospectus
Legal Matters, page 94
1. Please revise to clarify who will be giving the legality and tax opinions on which investors can rely. In addition, please revise your exhibit list in Part II to name counsel providing the legal opinion.

Exhibit 8.1
2. We note your response to prior comment 2 of our letter dated
March
1, 2006 that you have filed an unqualified tax opinion and therefore a separate opinion with each takedown is unnecessary. Please refile after deleting the following sentence or confirm that you will file a clean tax opinion prior to or simultaneously with each takedown:
"Our
opinion as to the matters set forth herein could change with respect to a particular Series or Class of Certificates as a result of changes in facts and circumstances, changes in the terms of the documents reviewed by us, or changes in the law subsequent to the date hereof."

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3755 with any other questions.

      	Regards,



      	Max A. Webb
      	Assistant Director

cc:	Alan M. Knoll, Esq.
	Orrick, Herrington & Sutcliffe LLP
	Fax:  (212) 506-5151

	Carol Schwartz, Esq.
	American Express Company
	Fax:  (212)640-0365

??

??

??

??

Louise M. Parent, Esq.
American Express Credit Account Master Trust
March 15, 2006
Page 1